Commission File No. 1-8346

FORM 6-K

SECURITITES AND EXCHANGE COMMISSION

Washington,D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

(I) Abbreviated notice regarding the settlement of accounts for the fiscal year ended March 31,2002

(II) Notice of resolutions of the meeting of the Board of Directors regarding the agenda presented to the shareholder's meeting on June 27,2002

TDK Corporation
(Translation of registrant's name into English)

13-1,Nihonbashi 1-chome,Chuo-ku,Tokyo 103-8272,Japan
(Address of Principal executive offices)

[Translation]

ABBREVIATED NOTICE REGARDING THE SETTLEMENT OF ACCOUNTS ON A NON-CONSOLIDATED BASIS FOR THE YEAR ENDED MARCH 31, 2002

May 8, 2002

Name of Listed Company: TDK Corporation (the "Company")
Stock Exchange(s) Where the Company's Shares are Listed in Japan (Section) .... The Company's shares are listed on the Tokyo Stock Exchange and the Osaka Securities Exchange.

Securities Code No.: 6762
(URL http://www.tdk.co.jp/)
Location of Head Office: Tokyo
Any inquiry relating hereto should be made to:
Name and Position of the Person in Charge: Mr. Michinori Katayama, General Manager Corporate Communications Dept.
Telephone Number: (03) 5201-7102

Date of Resolutions of the Board of Directors to Approve the Settlement of Accounts .... May 8, 2002

Date of Ordinary General Meeting of Stockholders .... June 27, 2002

Whether or not the system to pay interim dividends has adopted:.............................. Provided.

Whether or not the unit share system (**tan-gen kabu**) has adopted:...................... Provided.
(1 **tan-gen** 100 shares).

1. Business Results of the year ended March 31, 2002 (April 1, 2001 - March 31, 2002)

(1) Results of operations

For the year ended	Net Sales	Operating Profit	Recurring Profit	Net Earnings	Net Earnings per Share	Net Earnings per Share after Adjustment of the Latent Shares	Return on Equity of the Current Year	Ratio of Recurring Profit to Total Assets	Ratio of Recurring Profit to Net sales
	(¥ mil.)	(¥ mil.)	(¥ mil.)	(¥ mil.)	(¥)	(¥)	(%)	(%)	(%)
March 31, 2002 (Year to year change)	317,811 (Δ 30.6%)	Δ 8,507 (--)	7,580 (Δ 84.9%)	Δ 3,794 (--)	Δ 28.55	--	Δ 0.9	1.4	2.4
March 31, 2001 (Year to year change)	457,676 (5.3%)	26,084 (36.7%)	50,081 (14.6%)	8,739 (Δ 64.1%)	65.62	--	2.0	8.9	10.9

(Notes) 1. Average number of shares in issue during the year:
The year ended March 31, 2002: 132,900,177 shares
The year ended March 31, 2001: 133,189,659 shares
2. Change of the accounting method: None
3. Presentation of percentages in the above list shows increase or decrease ratio compared with the preceding year.

(2) Dividends

For the year ended	Annual Dividend per Share	Interim Dividend per Share	Year-End Dividend per Share	Total Dividends (annually)	Payout Ratio	Ratio of Dividends to Stockholders' Equity
	(¥)	(¥)	(¥)	(¥ mil.)	(%)	(%)
March 31, 2002	50.00	30.00	20.00	6,643	--	1.6
March 31, 2001	60.00	30.00	30.00	7,981	91.3	1.8

(Note) The year-end dividend per share for the year ended March 31, 2002 includes no commemorative dividend or special dividend.

(3) Financial conditions

As at	Total Assets	Stockholders' Equity	Ratio of Stockholders' Equity to Total Assets	Stockholders' Equity per Share
	(¥ mil.)	(¥ mil.)	(%)	(¥)
March 31, 2002	522,140	426,439	81.7	3,209.70
March 31, 2001	568,432	441,662	77.7	3,316.04

(Notes) ① Number of shares in issue at the end of business year:
As at March 31, 2002: 132,859,576 shares
As at March 31, 2001: 133,189,659 shares
② Number of treasury stock at the end of business year:
As at March 31, 2002: 330,083 shares
As at March 31, 2001: 170,400 shares

2. Business Forecast for the year ending March 31, 2003 (April 1, 2002 - March 31, 2003)

	Net Sales	Recurring Profit	Net Earnings	Interim Dividend per Share	Year-End Dividend per Share	Annual Aggregate Dividend per Share
	(¥ mil.)	(¥ mil.)	(¥ mil.)	(¥)	(¥)	(¥)
Interim six months						
Annual one year	300,000	6,500	2,000	25.00	25.00	50.00

(Reference) Net earnings per share expected for the year ending March 31, 2003: ¥15.05

Please refer to page 12 of the attached documents for the preconditions or other related matters used for the above business forecasts.

(Note)
The estimates of business results are rendered in accordance with Japanese regulations. All these estimates are forward-looking statements based on a number of assumptions. Actual results may differ substantially depending on a number of factors including but not limited to *economic trends, exchange rates and changes in technology involving TDK's products.*

[Translation]

ABBREVIATED NOTICE REGARDING THE SETTLEMENT OF ACCOUNTS ON A CONSOLIDATED BASIS FOR THE YEAR ENDED MARCH 31, 2002

(prepared in accordance with United States generally accepted accounting principles (U.S. GAAP))

May 8, 2002

Name of Listed Company: TDK Corporation (the "Company")
Stock Exchange(s) Where the Company's Shares are Listed in Japan (Section) .... The Company's shares are listed the Tokyo Stock Exchange and the Osaka Securities Exchange.
Securities Code No.: 6762
Location of Head Office: Tokyo
(URL http://www.tdk.co.jp/)
Any inquiry relating hereto should be made to:
Name and Position of the Person in Charge: Mr. Michinori Katayama, General Manager Corporate Communications Dept.
Telephone Number: (03) 5201-7102
Date of Resolutions of the Board of Directors to Approve the Settlement of Accounts .... May 8, 2001

Whether or not the U.S. GAAP has adopted for the settlement of accounts:.................................... Provided.

1. Business Results of the year ended March 31, 2002 (April 1, 2001 - March 31, 2002)

(1) Results of operations

For the year ended	Net Sales	Operating Profit	Earnings before Income Taxes	Net Earnings	Net Earnings per Share	Net Earnings per Share after Adjustment of the Latent Shares	Return on Equity	Ratio of Earnings before Income Taxes to Total Assets	Ratio of Earnings before Income Taxes to Net Sales
	(¥ mil.)	(¥ mil.)	(¥ mil.)	(¥ mil.)	(¥)		(%)	(%)	(%)
March 31, 2002 (Year to year change)	575,029 (Δ 16.7%)	Δ 42,094 (--)	Δ 42,069 (--)	Δ 24,810 (--)	Δ 186.68	--	Δ 4.1	Δ 5.4	Δ 7.3
March 31, 2001 (Year to year change)	689,911 (2.3%)	56,323 (Δ 24.5%)	64,516 (Δ 12.1%)	43,983 (Δ 13.3%)	330.54	--	7.3	8.1	9.4

(Notes) ① Profit or loss arising from investments in non-consolidated companies accounted for by the equity method:
As at March 31, 2002: Δ ¥957 million
As at March 31, 2001: ¥898 million
② Change of the accounting method, etc. None
③ Average number of shares issued during the business year:
As at March 31, 2002: 132,900,177 shares
As at March 31, 2001: 133,063,743 shares
④ Presentation of percentages in the above list shows increase or decrease ratio compared with the preceding year.

(2) Financial conditions

As at	Total Assets	Stockholders' Equity	Ratio of Stockholders' Equity to Total Assets	Stockholders' Equity per Share
	(¥ mil.)	(¥ mil.)	(%)	(¥)
March 31, 2002	750,871	584,888	77.9	4,402.30
March 31, 2001	820,177	637,749	77.8	4,794.41

(Note) Number of shares issued as at the end of the business year (on a consolidated basis):
As at March 31, 2002: 132,859,576 shares
As at March 31, 2001: 133,019,197 shares

(3) Conditions of cash flows on a consolidated basis

As at	Cash flows of operation of business	Cash flows of investment activities	Cash flows of financing activities	Balance of cash and cash equivalents at the end of business year
	(¥ mil.)	(¥ mil.)	(¥ mil.)	(¥ mil.)
March 31, 2002	41,504	Δ 57,903	Δ 13,202	125,761
March 31, 2001	67,597	Δ 92,538	Δ 8,814	150,917

(4) Matters concerning the consolidated companies and companies as to investments in which the equity method of accounting has been carried out.

Number of consolidated subsidiaries:	77
Number of non-consolidated subsidiaries as to investments in which the equity method of accounting has been carried out:	none
Number of affiliates as to investments in which the equity method of accounting has been carried out:	7

(5) Change of the consolidated subsidiaries and companies as to investments in which the equity method of accounting has been carried out:

Consolidated subsidiaries:	(Newly included)	--
	(Exclusion)	1
Companies as to investments in which the equity method of accounting has been carried out:	(Newly included)	--
	(Exclusion)	2

2. Business Forecast for the year ending March 31, 2003 (April 1, 2002 - March 31, 2003)

	Net Sales	Earnings before Income Taxes	Net Earnings
	(¥ mil.)	(¥ mil.)	(¥ mil.)
Annual one year	580,000	17,000	13,000

(Reference) Net earnings per share expected for the year ending March 31, 2003: ¥97.85

Please refer to page 12 of the attached documents for the preconditions or other related matters used for the above business forecasts.

(Note)

The estimates of business results are rendered in accordance with Japanese regulations. All these estimates are forward-looking statements based on a number of assumptions. Actual results may differ substantially depending on a number of factors including but not limited to *economic trends, exchange rates and changes in technology involving TDK's products.*

[Translation]

TDK IMMEDIATE RELEASE

May 8, 2002
Mr. Seiji Enami, General Manager
Finance and Accounting Dept.
Any inquiry relating hereto should be made to:
Corporate Communications Dept.
Tel: (03) 5201-7102

Notice of Business Results on a Consolidated Basis and on a Non-Consolidated Basis for the Year Ended March 31, 2002

For the year ended March 31, 2002, we hereby announce the results of the settlement of consolidated accounts and the settlement of non-consolidated accounts as follows:

1) Summary of Business Results

1. Consolidated Results

	Year ended March 31, 2002	Increase or decrease in comparison with the preceding year
Net Sales	¥575,029 million	Δ 16.7%
Operating Profit (Δ loss)	Δ¥42,094 million	--
(Ratio of Operating Profit to Net Sales)	(Δ7.3%)	
Earnings before Income Taxes (Δ loss)	Δ¥42,069 million	--
(Ratio of Earnings before Income Taxes to Net Sales)	(Δ7.3%)	
Net Earnings (Δ loss)	Δ¥24,810 million	--
(Ratio of Net Earnings to Net Sales)	(Δ4.3%)	

2. Non-Consolidated Results

	Year ended March 31, 2002	Increase or decrease in comparison with the preceding year
Net Sales	¥317,811 million	Δ30.6%
Operating Profit (Δ loss)	Δ ¥8,507 million	--
(Ratio of Operating Profit to Net Sales)	(Δ 2.7%)	
Recurring Profit (Δ loss)	¥7,580 million	Δ84.9%
(Ratio of Recurring Profit to Net Sales)	(2.4%)	
Net Earnings (Δ loss)	Δ ¥3,794 million	--
(Ratio of Net Earnings to Net Sales)	(Δ 1.2%)	

2) Conditions of Corporate Group

The Corporate Group consists of TDK Corporation (the "Company"), its 77 subsidiaries and 7 affiliates and engages in manufacturing and sale of electronic materials & components and recording media & systems products.

Contents of businesses, and the relation of the Company and its associated companies to such businesses are as follows:

Division	Major products	Principal companies
Electronic materials & components		
Electronic materials	ferrite cores, ferrite magnets, rare-earth cobalt magnets, ceramic capacitors	The Company TDK-MCC Corporation TDK Taiwan Corporation TDK Corporation of America 29 other companies (domestic: 6, overseas: 23) (Total number: 33)
Electronic devices	high-frequency circuit components, noise filters, piezoelectric products, sensors, inductors, transformers, switching power supplies, DC-DC converters, DC-AC inverters	The Company TDK Taiwan Corporation TDK Electronics Europe GmbH TDK Hong Kong Co., Ltd. 34 other companies (domestic: 14, overseas: 20) (Total number: 38)
Recording devices	GMR heads, thermal heads, optical heads	The Company SAE Magnetics (H. K.) Ltd. TDK Philippines Corporation 15 other companies (domestic: 1, overseas: 14) (Total number: 18)
Semiconductors & others	semiconductor ICs, organic electroluminescent (EL), anechoic chambers	The Company TDK Semiconductor Corporation 14 other companies (domestic: 6, overseas: 8) (Total number: 16)
Recording media & systems	audiotapes, videotapes, CD-Rs, MDs, DVDs, "BS"/"CS" parabolic antenna, CAI, PC softwares, PC cards, network adapters	The Company TDK Recording Media Europe S.A. TDK Electronics Corporation TDK Marketing Corporation 16 other companies (domestic: 2, overseas: 14) (Total number: 20)



(Japan)
Production Bases (19 companies)
TDK-MCC Corporation
TDK Akita Components Corporation
Tsuruoka TDK Corporation
Tokyo Magnetic Printing Co., Ltd *
15 other companies
Production Bases (2 companies)
Media Technology Corporation
1 other company
Sales Base (1 company)
TDK Marketing Corporation
Others (8 companies)
TDK Logistics Corporation
TDK Service Corporation
TDK Core Inc.
5 other companies
Supply of materials and semi-finished products
Delivery of semi-finished products and products
Commissioning of safekeeping and distributions of products
Supply of services
Delivery of semi-finished products and products
Supply of materials and semi-finished products
Supply of products
Commissioning of Safekeeping and distributions of products
Supply of services
Supply of products
TDK Corporation
Electronic Materials & Components
Recording Media & Systems
Supply of materials and semi-finished products
Delivery of semi-finished products and products
Supply of products
Supply of materials and semi-finished products
Supply of products
Supply of materials and semi-finished products
(Overseas)
Production Bases (26 companies)
SAE Magnetics (H.K.) Ltd. (Hong Kong)
TDK Taiwan Corporation (Taiwan)
TDK Hong Kong Co., Ltd. (Hong Kong)
TDK (Malaysia) Sdn. Bhd. (Malaysia)
TDK Xiamen Co., Ltd. (P.R.C.)
TDK Philippines Corporation (Philippines)
TDK Components U.S.A. Inc. (U.S.A.)
Headway Technologies, Inc. (U.S.A.)
TDK Semiconductor Corporation (U.S.A.)
* BT Magnet-Technologies GmbH (Germany)
16 other companies
Sales Bases (18 companies)
TDK Corporation of America (U.S.A.)
TDK Electronics Europe GmbH (Germany)
TDK Singapore (Pte) Ltd. (Singapore)
TDK Electronics Corporation (U.S.A.)
TDK UK Ltd. (U.K.)
13 other companies
Production Bases (4 companies)
TDK Recording Media Europe S.A. (Luxembourg)
3 other companies
Others (6 companies)
TDK U.S.A. Corporation (U.S.A.)
TDK Europe S.A. (Luxembourg)
4 other companies
Supply of products
Supply of products
(Users in Japan)
(Overseas users)

(Notes) No mark ···· consolidated subsidiaries
* ···· affiliates as to investments in which the equity method of accounting has been carried out

3) Management Policy

(1) Fundamental Policy for Management of the Company

The Company was founded in 1935 for the purpose of the first industrial development in the world of ferrite, a magnetic material. The Company has engaged in research and development of a variety of other electronic materials and components based on its initial corporate philosophy of contributing to culture and industry through creativity.

We desire to be a corporation that will always provide high value to all stakeholders through ongoing efforts to devise new ideas and a spirit of taking on challenges, and will keep creating inspiration and excitement of good quality.

(2) Fundamental Policy for Distribution of Profits

The Company considers it one of the important goals of management to return profits to its stockholders, and will distribute such profits with comprehensive reference to the level of return on equity (ROE), dividends on equity (DOE), etc., and future trends in its business results.

With respect to internal reserves, the Company will invest in research and development of new technologies including magneto-optical recording, mobile communications, recording devices with large capacities and semiconductor related products, in response to rapid technological innovation in the electronics industry. At the same time the Company will develop new products and technologies, and enhance its competitiveness, in response to the further development of internationalization.

(3) Medium, Long-Term Operating Strategies

Rapid innovations in information technology (IT), including the Internet, has accelerated the speed of business. It is now possible to quickly differentiate products and services with value from those without. This is an era where only those companies with true value will survive. The Company will determine its strengths and weaknesses and will devote energy to the areas where it can further enhance its specialized expertise. In this way, it desires to continue to improve its corporate value into the twenty-first century.

In order to respond to these changes in circumstances, the Company aims to be an exciting company and to increase its corporate value. It has initiated a project entitled "Exciting 108", a new medium-term project to be implemented over four years from April 2000 until the end of the business year ending March 31, 2004.

The following three principles will be established and implemented as basic strategies for such project:

I Seeking to become an e-material solution provider
Based on the keywords "speed" and "timing", the Company will develop e-material solutions, which will anticipate and quickly solve customer problems, using technologies for materials in which the Company's strengths lie. E-material solutions represent a method of speedily producing and providing high-value-added products to customers. In particular, during the medium term, the Company will aggressively engage in the business areas of recording and communications.

II Build a world-class management system

The concept of borders is increasingly disappearing from business and management. Labor and employment practices are also changing rapidly. The Company will speedily establish a variety of systems through which management may respond to such changes taking place in its evolving business environment.

III Challenge to zero emissions

The Company aims at the accomplishment of eco-factories with zero emissions, which will completely eliminate, reuse and recycle waste discharged from its plants. As a final goal, the Company desires to be able to recycle 100% of its produced wastes and accomplish zero emissions.

By accomplishing these three principles, the Company will maximize corporate value, exist in harmony with the world and contribute to society.

The Company will implement various policies based on the above-mentioned principles. However, the Company will take flexible steps in this direction in consideration of the current severe operating environment.

(4) Corporate Ethics

The Company is fully aware that corporate activities in contravention of the corporate ethics will jeopardize its continuance and has, therefore, set out the "TDK Corporate Code of Ethics". The Company endeavors to promote such ethics and improve its risk management capabilities.

(5) Policies for Corporate Governance

Upon approval at the Ordinary General Meeting of Stockholders to be held on June 27, 2002 and a meeting of the Board of Directors to be held thereafter, the Company will introduce the following policies as stated below, in order to improve the soundness of the corporation, transparency and stockholders' value, envisaging further improvement of the corporate governance.

① Activating the Board of Directors: In order to reinforce the supervising ability of the Board of Directors relating to the business operations, one outside Director will be newly elected. At the same time, the number of Directors will decrease to seven (7) Directors from the current twelve (12) Directors in order to activate the Board of Directors.
② Introduction of the Corporate Officers' System: The Corporate Officers' system consisting of 18 corporate officers will be introduced, in order to strengthen operating capabilities and management efficiencies. This will facilitate quick decision-making based on the authority to be delegated, and to clearly define responsibilities and authority in the process of business operations.
③ Establishment of the Remuneration Committee: The Remuneration Committee, the chief of which is the outside Director and which consists of an corporate officer in charge of personnel and outside experts, etc., will be established as an advisory committee of the Board of Directors. For the purpose of sharing interests among Directors, stockholders and corporate officers, a remuneration system that responds to the business results of the Company will be introduced, which involves, among other things, the expansion of the extent of Directors' and corporate officers' remuneration that is linked with business results, and the suspension of the reserve for retirement

grants for officers hereafter. The extent of the stock option plan will be expanded, including even executives of affiliates of the Company, as well as Directors, managing staff and corporate officers of the Company.

(6) Policies for Reduction in the Investment Unit

The Company changed one unit (1 **tan-gen**) of shares from 1,000 shares to 100 shares on August 1, 2000, in order to facilitate the circulation of shares of the Company and expand types of investors. The Company is in the process of considering ho to deal with the reduction in its investment unit of shares hereafter, taking carefully into account expenses incurred therewith and the effect thereof, etc. At this stage, concrete policies and schedule have not yet been determined.

4) Operating Results and Financial Conditions

(1) Business Results for the year ended March 31, 2002

We hereby report the results of the annual settlement of accounts for the year ended March 31, 2002.

With respect to business results on a consolidated basis; net sales amounted to ¥575,029 million (down 16.7% from the preceding business year); operating loss amounted to ¥42,094 million (operating profit of ¥56,323 million was stated for the preceding business year); losses before income taxes amounted to ¥42,069 million (earnings before income taxes of ¥64,516 million were stated for the preceding business year) and the net loss for the business year under review amounted to ¥24,810 million (net earnings of ¥43,983 million was stated for the preceding business year). Net loss per share was ¥186.68 (net earnings per share of ¥330.54 was stated for the preceding business year). Operating loss for the business year under review included the restructuring expense of ¥25,872 million incurred with the implementation of the structural reform to achieve a drastic recovery of profitability.

The average exchange rates of the yen against the U.S. dollar and the Euro during the year under review appreciated to ¥125 and ¥110, respectively (down 13% and 10%, respectively, from the preceding business year). As a result, business results increased when converted to yen. The amounts by which net sales and operating profit were affected by such exchange rates totaled approximately ¥40.8 billion and ¥9.8 billion, respectively.

<Outline of sales by division>

Sales by division are set forth based on the following classifications.

Electronic materials & components segment

Overall sales of this segment totalled ¥432,951 million (down 21.6% from the preceding business year). In the entire segment, significant inventory adjustments have spread over the Company's business partners, due to the slowdown of the U.S. economy that began in the fourth quarter of the business year ended March 31, 2001, as well as the worldwide reduction in demand of investments in information technology ("IT"). Since the prospects for the international demand of cellular phones and personal computers (PCs) in the entire market, which has contributed to the development of digital network technologies, were overestimated, the inventory of electronic components was considerably excessive and the adjustment period has been prolonged. As a result, net sales for the business year ended March 31, 2002 decreased substantially. An outline of each product is as follows:

Electronic materials

Sales in this sector amounted to ¥161,846 million (down 23.7% from the preceding business year).

<Chip capacitors>

Sales of multilayer chip capacitors which account for the majority of sales in this sector decreased substantially for the business year under review. In particular, sales of chip capacitors used for PC related products and cellular phones, of which sales largely increased during the preceding business year, were sluggish. Along with the development and increase in electronic parts utilized in automobiles, sales to the automobile area of electronic materials increased slightly. However, such sales accounted for a small percentage of the overall sales and they could not offset the sales decrease of capacitors as a whole.

<Ferrite cores & magnets>

Sales of cores required for data communications, notably ADSL (Asymmetric Digital Subscriber Line), which were favorable in the preceding business year, dropped sharply, due to a slowing demand for IT investments. Sales of deflection yoke cores for TVs and computer monitors and transformer cores for power supplies used for TVs decreased due to severe competition. While sales of ferrite magnets used for automobile related areas maintained even sales levels compared with the preceding business year due to the increase in electronic parts utilized in automobiles, as well as exchange rates, demand for ferrite magnets used for PC related products and motors of audio and visual products (AVs) decreased. Consequently, overall sales of magnets decreased.

Electronic devices

Sales in this sector amounted to ¥105,937 million (down 27.0% from the preceding business year).

<Inductive devices>

While sales of inductive devices, which is the most important product category, increased slightly, particularly for automobile related areas in line with the development and increase in electronic parts utilized in automobiles, major sales products in this sector, such as devices used for AVs and PC related areas and other data communication markets, decreased.

<High-frequency components>

In high-frequency components, since the sales ratio of products used for data communications, mainly cellular phones, is high, sales decreased substantially compared with the other products due to a drastic drop in cellular phone markets.

<Other products>

While sales of certain products including chip NTCs decreased due to a decrease in demand for cellular phones, sales of DC/DC converters for entertainment devices were favorable. Accordingly, sales stayed almost even.

Recording devices

Sales in this sector amounted to ¥147,004 million (down 13.1% from the preceding business year). The 30 Gigabyte Disc product became the main product of this area for the business year under review, development of which by the Company had been behind rival companies. The market share of the Company's products, therefore, decreased. In addition, the Company's business partners implemented production adjustments for hard-disc drives ("HDDs") due to lowered demand for PCs and so overall sales decreased due to a reduced demand of heads for HDDs. However, the business partners have a favorable opinion regarding the 40 Gigabyte Disc product developed by the Company for the next generation, shipments gradually increased and the Company's market shares have recovered. Sales of heads for HDDs for the latter half of the business year under review largely increased compared with the first half of the business year under review, and thus partially contributed to the prevention of a sales drop for the business year under review. Sales of other head products decreased due to the slowdown of demand, among other factors.

Semiconductors & others

Sales in this sector amounted to ¥18,164 million (down 29.3% from the preceding business year). The semiconductor market continues to slow down as a result of the lowered demand for data infrastructure equipment, which bolstered a brisk demand for semiconductors during the preceding business year. Sales of ICs for WAN/LAN and set-top box modems, consequently, decreased substantially. Although sales of business for anechoic testing chambers and measuring systems for noise reduction grew at a steady pace, backed by the digitalization of products and manufacturing of high-frequency adaptable products, they could not nullify the decrease in semiconductor sales.

Recording media & systems segment

Sales in this segment amounted to ¥142,078 million (up 3.2% from the preceding business year).

The main factors for such increase were as follows: Auditotape and videotape sales continued to decrease. This was attributable to the fact that the long-term demand of such products continued to decrease due to the shift to optical disk products and the market penetration of recorded DVD software. Although the selling price of CD-R write-once disks, the main product of sales of optical disks, declined compared with the preceding business year, sales volumes increased. As a result, sales of CD-Rs increased. Furthermore, the weak value of the yen and recording equipment launched last autumn contributed to the sales increase.

Data storage tapes for PCs acquired regulatory approval of the new standard called "Linear Tape-Open ("LTO")" during the business year under review, and commenced sales. The Company will apply for other new standards and endeavors to expand sales.

<Sales by region>

Sales in Japan amounted to ¥164,912 million (down 25.7% from the preceding business year). Sales of almost all products decreased from the preceding business year, due to the declined demands.

In the American region, sales amounted to ¥113,346 million (down 13.6% from the preceding business year). Sales of electronic materials and electronic device products were sluggish. Even though there were sales increases in the recording media & systems segment due to favorable sales of recording equipment, such sales having been commenced last autumn, they could not offset the above-mentioned decrease.

In Europe, sales amounted to ¥80,027 million (down 20.8% from the preceding business year). Such decrease was largely attributable to the sales decrease in high-frequency components for GSM-format cellular phones, under the lowered sales situation of electronic materials and electronic device products. Such decrease was so large as to offset the sales increase in the recording media & systems segment due to an increase in volumes of CD-Rs and sales of recording equipment, sales of which commenced in the business year under review.

Sales in Asia and other regions amounted to ¥216,744 million (down 8.0% from the preceding business year). Such decrease was mainly attributable to the sluggish sales of electronic materials and electronic device products, as well as the decrease in sales of recording device products, which had accounted for the high sales ratio in this region.

Consequently, overseas sales in total amounted to ¥410,117 million (down 12.3% from the preceding business year). The ratio of overseas sales to total sales on a consolidated basis was up 3.5 percentage points to 71.3% compared with 67.8% in the preceding business year.

On a non-consolidated basis, net sales amounted to ¥317,811 million (down 30.6 % from the preceding business year); recurring profit amounted to ¥7,580 million (down 84.9 % from the preceding business year); net loss for the business year under review amounted to ¥3,794 million (net earnings of ¥8,739 million was stated for the preceding business year) and net loss per share was ¥28.55 (net earnings per share of ¥65.62 was stated for the preceding business year).

Similar to the results on a consolidated basis, sales of the electronic materials & components segment on a non-consolidated basis amounted to ¥271,775 million (down 31.7 % from the preceding business year) due to the slowdown of markets. In the recording media & systems segment, the Company stopped production of the main body of CD-Rs and shifted to a system of purchasing from outside manufacturers. Shipments thereof on a non-consolidated basis therefore decreased. In addition, due to the decrease in gross demand for audiotapes and videotapes, sales amounted to ¥46,036 million (down 22.7 % from the preceding business year).

Year-end dividends per share for the business year under review are ¥20 per share, based on the fundamental policy regarding the distribution of profits stated in the management policy above. However, it is a great regret that the consolidated and non-consolidated business results of the Company ended in the red, forcing the Company to decrease the amount of dividends. Annual dividends will total ¥50 per share including interim dividends of ¥30 per share paid in December 2001. ROE and DOE on a non-consolidated basis are Δ 0.9% and 1.6%, respectively. ROE and DOE on a consolidated basis are Δ ¥4.1% and 1.3%, respectively.

(2) Financial conditions

1) Condition of assets, liabilities and stockholders' equity

· Total assets:	¥750,871 million	(a decrease of 8.5% compared with the preceding business year)
· Stockholders' equity:	¥584,888 million	(a decrease of 8.3% compared with the preceding business year)
· Ratio of stockholders' equity:	77.9%	(an increase of 0.1% compared with the preceding business year)

Cash and cash equivalents, trade receivables and inventories for the business year under review decreased by ¥25,156 million, ¥13,758 million and ¥25,274 million, respectively, compared with the preceding business year. Due to the U.S. pension accounting standard, prepaid pension expenses of ¥41,290 million were reversed and deferred tax assets (long-term) classified as the other assets were increased by ¥34,331 million. As a result, total assets decreased by ¥69,306 million.

Accrued expenses for retirement annuity increased by ¥18,237 million. Trade payables, on the other hand, decreased by ¥12,604 million and taxes payables decreased by ¥17,092 million, respectively. Loan payables and accrued expenses also decreased. As a result, liabilities decreased by ¥17,604 in total.

With respect to capital account, other retained earnings decreased by ¥35,061 million due to the occurrence of a net loss for the business year under review. While the amount of capital deduction in the exchange adjustments decreased, the minimum pension liability adjustments increased, so the aggregate amount of other comprehensive income decreased by ¥19,148 million. As a result, stockholders' equity decreased by ¥52,861 million in total.

2) Cash flows for the business year ended March 31, 2002:

(Millions of yen)

	Business year ended March 31, 2002	Business year ended March 31, 2001	Fluctuation
Cash flows from operating activities	41,504	67,597	Δ26,093
Cash flows from investing activities	Δ 57,903	Δ 92,538	34,635
Cash flows from financing activities	Δ 13,202	Δ 8,814	Δ 4,388
Exchange fluctuation	4,445	10,153	Δ 5,708
Decrease in cash and cash equivalents	Δ 25,156	Δ 23,602	Δ 1,554
Balance of cash and cash equivalents as at beginning of business year	150,917	174,519	Δ 23,602
Balance of cash and cash equivalents as at end of business year	125,761	150,917	Δ 25,156

・ Cash flows from operating activities decreased by ¥26,093 from the preceding business year to ¥41,504 million. This was mainly attributable to the net loss of ¥24,810 caused by the implementation of the business structural reform (restructuring) for the business year under review. Depreciation and amortization totaled ¥61,920 million, a decrease of ¥1,659 million compared with the preceding business year. With respect to the increase and decrease in assets and liabilities, trade receivables, inventories, trade payables and taxes payables decreased by ¥18,517 million, ¥28,776 million, ¥14,806 million and ¥17,181 million, respectively, and thus improved the capital efficiency.

・ Cash flows used in investing activities totaled ¥57,903 million, a decrease of ¥34,635 million compared with the preceding business year. Payments for acquisition of tangible fixed assets decreased by ¥40,675 million from the preceding business year to ¥58,777 million. However, payments for acquisition of investments, etc. increased to ¥3,116 million, due to an increase in investments in the semiconductor venture business corporation, etc. amounting to ¥2,424 million.

・ Cash flows used in financing activities totaled ¥13,202 million, an increase of ¥4,388 million compared with the preceding business year. The Company repaid ¥4,345 million to the short-term and long-term loans payables to overseas subsidiaries. In addition, ¥926 million was paid to acquire its own shares. Payments for dividends totaled ¥7,977 million, the same level as that for the preceding business year.

Business Forecasts for the business year ending March 31, 2003

The business forecasts for the business year ending March 31, 2003, on a consolidated basis and on a non-consolidated basis, are as follows. In estimating the figures stated below, the Company has taken the following assumptions into consideration:

* Business forecasts are estimated at an average exchange rate of US$=¥120 for the business year under review.
* Although orders for the entire electronic components have tended to recover, the recovery of the economy, mainly in the U.S., includes uncertainty for its future course and will likely be moderate. Furthermore, there is a concern that no leading products can be found at present, which will ensure the full-fledged recovery and may stimulate new demands of electronic components and semiconductors, causing concern about the future. Operating environments surrounding the electronic components industry continue to be severe and it is unfortunately likely that sales of electronic materials and component products will not increase significantly.
* It is expected that even though market shares of recording device products will grow, sales will result in almost the same level as the preceding business year. This can be attributed to the estimation that demands of PCs and HDDs will slightly increase, however, the demand of heads will decrease due to a drop in the number of heads used for PCs and HDDs.
* Despite a decrease in demands of audiotapes and video tapes, sales of data storage tapes (LTO) which received sales approval during the preceding business year increased and the demand of optical disk products increased. As a result, it is expected that sales of the recording media & systems division will stay at an even level compared with the preceding business year.

Business Forecasts for the business year ending March 31, 2003

[Consolidated Business Forecast]

	Forecast for the year ending March 31, 2003	Fluctuation or Results of the preceding business year
Net Sales	¥580,000 million	0.9 %
Operating Profit	¥20,000 million	Δ ¥42,094 million
Earnings before Income Taxes	¥17,000 million	Δ ¥42,069 million
Net Earnings	¥13,000 million	Δ ¥24,810 million

[Non-Consolidated Business Forecast]

	Forecast for the year ending March 31, 2003	Fluctuation or Results of the preceding business year
Net Sales	¥300,000 million	- 5.6 %
Operating Profit	¥4,000 million	Δ ¥8,507 million
Earnings before Income Taxes	¥6,500 million	- 14.2%
Net Earnings	¥2,000 million	Δ ¥3,794 million

[Reservation relating to Business Forecast]

The estimates of business results for the year ending March 31, 2001 are forward-looking statements based on information currently available to the Company and the Group companies and include a number of risks and uncertainties. Consequently, they should not be relied upon as the basis for making investment decisions. Please be advised that actual results may differ substantially from these forecasts depending on a number of important factors including but not limited to economic trends, exchange rates and changes in technology involving the Company's products.

The market of electronics business that the Company has engaged in fluctuates substantially and the Company has conduct businesses not only in Japan but also in several foreign countries. Accordingly, there could be drastic changes due to many factors including technologies, demands, prices, competitions, any changes in economy, fluctuation of exchange rates, etc.

5) Settlement of Consolidated Accounts

1. Summary of Business Results

(Millions of yen)

Items \ Year	April 1, 2001 - March 31, 2002		April 1, 2000 - March 31, 2001		Increase or Decrease
	Amount	Ratio (%)	Amount	Ratio (%)	Ratio (%)
Net Sales	575,029	100.0	689,911	100.0	Δ16.7
Operating Profit (Δ loss) (Ratio to Net Sales)	Δ 42,094	Δ 7.3	56,323	8.2	--
Earnings before Income Taxes (Δ loss) (Ratio to Net Sales)	Δ 42,069	Δ 7.3	64,516	9.4	--
Net Earnings (Δ loss) (Ratio to Net Sales)	Δ 24,810	Δ 4.3	43,983	6.4	--
Net Earnings per Share (Δ loss)	Δ186.68 yen		330.54 yen		

(Notes)
1) The consolidated financial statements of the Company have been prepared in accordance with the accounting principles generally accepted in the United States of America.
2) Net earnings per share (Δ loss) is calculated on the basis of weighted average number of shares of common stock (being the number of shares in issue).
3) As at March 31, 2002, the Company had 77 consolidated subsidiaries, 26 of which were domestic subsidiaries and 51 of which were overseas subsidiaries, and 7 affiliates.

2. Sales Breakdown

(Millions of yen)

Items \ Year	April 1, 2001 - March 31, 2002		April 1, 2000 - March 31, 2001		Increase or Decrease
	Amount	Ratio (%)	Amount	Ratio (%)	Ratio (%)
Electronic materials & components	432,951	75.3	552,195	80.0	Δ 21.6
Electronic materials	161,846	28.1	212,133	30.7	Δ 23.7
Electronic devices	105,937	18.4	145,216	21.1	Δ 27.0
Recording devices	147,004	25.6	169,140	24.5	Δ 13.1
Semiconductors and Others	18,164	3.2	25,706	3.7	Δ 29.3
Recording media & systems	142,078	24.7	137,716	20.0	3.2
Total	575,029	100.0	689,911	100.0	Δ 16.7
Overseas Sales (included in the total)	410,117	71.3	467,821	67.8	Δ 12.3

3. Consolidated Statements of Earnings

(Millions of yen)

Items \ Year	April 1, 2001 - March 31, 2002		April 1, 2000 - March 31, 2001		Increase or Decrease
	Amount	Ratio (%)	Amount	Ratio (%)	Ratio (%)
Net sales:	575,029	100.0	689,911	100.0	Δ 16.7
Cost of sales:	462,992	80.5	496,083	71.9	Δ 6.7
Gross profit	112,037	19.5	193,828	28.1	Δ 42.2
Selling, general and administrative expenses:	128,259	22.3	137,505	19.9	Δ 6.7
Restructuring expenses:	25,872	4.5	--	--	--
Operating profit (Δ loss)	Δ 42,094	Δ 7.3	56,323	8.2	--
Non-operating income and loss:					
Interest and dividend income	2,033		5,089		
Interest expense	1,264		490		
Gain from the establishment of a trust for retirement benefits	--		12,518		
Exchange gain or loss (Δ loss)	618		Δ 1,196		
Others (Δ loss)	Δ 1,362		Δ 7,728		
Total	25	--	8,193	1.2	Δ 99.7
Earnings (Δ loss) before income taxes	Δ 42,069	Δ 7.3	64,516	9.4	--
Corporate taxes:	Δ 16,327	Δ 2.8	19,792	2.9	--
Earnings before minority interests (Δ loss)	Δ 25,742	Δ 4.5	44,724	6.5	--
Minority interests (Δ loss):	932	0.2	Δ 741	Δ 0.1	--
Net earnings (Δ loss)	Δ 24,810	Δ 4.3	43,983	6.4	--
Net earnings (Δ loss) per share	Δ 186.68 yen		330.54 yen		
Weighted average number of shares in issue	132,900 thousand shares		133,064 thousand shares		

(Note)
Net earnings (Δ loss) per share for the business year under review are calculated on a weighted basis of the average number of shares of common stock (the aggregate number of shares issued).

4. Consolidated Balance Sheets

(Millions of yen)

ASSETS					
Items / Year	Current Year (As at March 31, 2002)		Preceding Year (As at March 31, 2001)		Increase or Decrease
	Amount	Ratio (%)	Amount	Ratio (%)	Ratio (%)
Current Assets:	400,167	53.3	452,913	55.2	Δ 11.6
Cash on hand and in banks	125,761		150,917		
Trade receivables	142,827		156,585		
Inventories	91,149		116,423		
Other current assets	40,430		28,988		
Fixed Assets:	350,704	46.7	367,264	44.8	Δ 4.5
Investments and advances	24,265		21,143		
Total tangible fixed assets	265,590		278,625		
Prepaid expenses for pension	--		41,290		
Other assets	60,849		26,206		
Total Assets	750,871	100.0	820,177	100.0	Δ 8.5

(Millions of yen)

LIABILITIES AND STOCKHOLDERS' EQUITY					
Items / Year	Current Year (As at March 31, 2002)		Preceding Year (As at March 31, 2001)		Increase or Decrease
	Amount	Ratio (%)	Amount	Ratio (%)	Ratio (%)
Current Liabilities:	110,341	14.7	146,142	17.8	Δ 24.5
Short-term loan payables	2,312		5,879		
Trade payables	52,609		64,673		
Accrued expenses	52,874		55,952		
Taxes payables	2,546		19,638		
Fixed Liabilities:	51,049	6.8	32,852	4.0	55.4
Long-term loan payables	459		1,004		
Accrued expenses for retirement annuity	50,590		31,848		
(Total Liabilities)	161,390	21.5	178,994	21.8	Δ 9.8
Minority Interests	4,593	0.6	3,434	0.4	33.8
Paid-in capital	32,641		32,641		
Additional paid-in capital	63,051		63,051		
Legal reserve	15,683		13,409		
Other retained earnings	521,104		556,165		
Aggregate amount of other comprehensive income (Δ loss)	Δ 43,999		Δ 24,851		
Treasury stock	Δ 3,592		Δ 2,666		
(Total Stockholders' Equity)	584,888	77.9	637,749	77.8	Δ 8.3
Total Liabilities and Stockholders' Equity	750,871	100.0	820,177	100.0	Δ 8.5
Number of shares issued	132,860 thousand shares		133,019 thousand shares		

5. Consolidated Capital Account

(Millions of yen)

Items / Year	April 1, 2001 - March 31, 2002 Amount	April 1, 2000 - March 31, 2001 Amount
Paid-in capital:		
Balance as at the beginning of the year	32,641	32,641
Balance as at the end of the year	32,641	32,641
Additional paid-in capital:		
Balance as at the beginning of the year	63,051	63,051
Balance as at the end of the year	63,051	63,051
Legal reserve:		
Balance as at the beginning of the year	13,409	13,302
Transfer from retained earnings	2,274	107
Balance as at the end of the year	15,683	13,409
Other retained earnings:		
Balance as at the beginning of the year	556,165	520,276
Net earnings (Δ loss)	Δ 24,810	43,983
Cash dividends	Δ 7,977	Δ 7,987
Transfer to legal reserve	Δ 2,274	Δ 107
Balance as at the end of the year	521,104	556,165
Other comprehensive profits (Δ losses):		
Balance as at the beginning of the year	Δ 24,851	Δ 58,257
Other general income (Δ loss) - after adjustment of tax effect	Δ 19,148	33,406
Balance as at the end of the year	Δ 43,999	Δ 24,851
Treasury stock:		
Balance as at the beginning of the year	Δ 2,666	--
Acquisition of treasury stocks	Δ 926	Δ 2,666
Balance as at the end of the year	Δ 3,592	Δ 2,666
Total amount of capital	584,888	637,749

General profit (Δ loss):		
Net earnings (Δ loss):	Δ 24,810	43,983
Other general income (Δ loss) - after adjustment of tax effect	Δ 19,148	33,406
General profit for the business year (Δ loss):	Δ 43,958	77,389

6. Consolidated Cash Flow Statement

(Millions of yen)

Items / Year	April 1, 2001 - March 31, 2002 Amount	April 1, 2000 - March 31, 2001 Amount
Cash flows in operating activities:		
Net earnings (Δ loss)	Δ 24,810	43,983
Net cash of operating activities		
Adjustment with respect to income		
Depreciation and amortization	61,920	63,579
Loss on disposal of fixed assets	6,436	5,144
Deferred tax	Δ 13,135	Δ 10,986
Loss related to investment securities (Δ gain)	207	Δ 13,450
Contribution of investment securities for the establishment of a trust	--	Δ 15,315
Increase or decrease of assets and liabilities		
Decrease in trade receivables	18,517	22,365
Decrease in inventory (Δ increase)	28,776	Δ 23,607
Decrease in trade payables	Δ 14,806	Δ 18,969
Increase in tax payables (Δ decrease)	Δ 17,181	4,766
Others	Δ 4,420	10,087
Net cash income in operating activities	41,504	67,597
Cash flows in investment activities:		
Acquisition of fixed assets	Δ 58,777	Δ 99,452
Proceeds from sale of investments, etc.	323	2,492
Payment for acquisition of investment, etc.	Δ 3,116	Δ 692
Proceeds from redemption of investment securities	--	3,761
Others	3,667	1,353
Net cash expenses in investment activities	Δ 57,903	Δ 92,538
Cash flows in financing activities:		
Fund raised by long-term debt	46	614
Repayment of long-term debt	Δ 777	Δ 1,536
Increase in short-term loan payables (Δ decrease)	Δ 3,568	2,761
Payment for acquisition of own shares	Δ 926	Δ 2,666
Dividends paid	Δ 7,977	Δ 7,987
Net cash expenses in financing activities	Δ 13,202	Δ 8,814
Influence on cash and cash equivalents due to exchange fluctuations	4,445	10,153
Decrease in cash and cash equivalents	Δ 25,156	Δ 23,602
Balance of cash and cash equivalents as at the beginning of the business year	150,917	174,519
Balance of cash and cash equivalents as at the end of the business year	125,761	150,917

7. Principal Accounting Principles and Procedures adopted for the Preparation of the Consolidated Financial Statements

The consolidated financial statements of the Company have been prepared in accordance with the accounting principles generally accepted in the United States of America (Statements of the Accounting Standard Board, Statements of Financial Standards reported by the Financial Accounting Standard Board, etc.).

1) Marketable securities:

"Accounting for Certain Investments in Debt and Equity Securities" of the Statement of Financial Accounting Standards No. 115, issued by the Financial Accounting Standard Board of the United States, has been adopted.

2) Inventories:

Valuation of inventories is based on the lower of cost, and cost thereof is calculated based on the average cost method.

3) Method of depreciation:

In calculating expenses for depreciation of tangible fixed assets, the declining balance method is applied for assets existing in Japan and assets owned by a part of overseas subsidiaries, and the straight line method is applied for assets owned by other overseas subsidiaries.

4) Tax:

Accounting treatments for income taxes, etc. are based on the assets and liabilities method whereby differences between assets and liabilities for the purpose of accounting and assets and liabilities for the purpose of taxes, and carries forward losses and the future tax effected amount concerned with carries forward tax deduction be recognized to be carried forward tax assets or, as the case may be, carried forward tax liabilities.

5) Retirement benefits and expenses for pension:

With respect to retirement allowances, qualified pension funds and welfare annuity funds, the Company has adopted the "Employers' Accounting for Pensions" of the Statement of Financial Accounting Standards No. 87 and "Employers' Accounting Disclosures about Pensions and Other Postretirement Benefits" of the Statement of Financial Accounting Standards No. 132 issued by the Financial Accounting Standard Board of the United States.

Discount rates and the long-term expected rate of return used for calculating retirement benefit liabilities are 2.5% per annum for the business year under review, and 3.0% per annum for the business year ended March 31, 2001, respectively.

6) Financial derivative instruments:

The Company has adopted the “Accounting for Derivative Financial Instruments and Hedge Activities” of the Statement of Financial Accounting Standards No. 133 and the amendment of No. 133 “Accounting Derivative Financial Instruments and Hedge Activities” of the Statement of Financial Accounting Standards No. 138 issued by the Financial Accounting Standard Board of the United States for the business year under review.

7) Goodwill and other intangible assets:

The Company has adopted the “Goodwill and Other Intangible Assets” of the Statement of Financial Accounting Standards No. 142 issued by the Financial Accounting Standard Board of the United States for the business year under review.

8. Segment Information

1) Segment information by business category

(Millions of yen)

Business \ Year	April 1, 2001 - March 31, 2002		April 1, 2000 - March 31, 2001		Increase or Decrease Ratio (%)
	Amount	Ratio (%)	Amount	Ratio (%)	
Electronic materials and components					
Net Sales	432,951	100.0	552,195	100.0	Δ 21.6
1) Unaffiliated customers	432,951		552,195		Δ 21.6
2) Intersegment	0		0		
Operating Expenses	467,669	108.0	486,837	88.2	Δ 3.9
Operating Profit (Δ loss)	Δ 34,718	Δ 8.0	65,358	11.8	--
Recording media & systems					
Net Sales	142,078	100.0	137,716	100.0	3.2
1) Unaffiliated customers	142,078		137,716		3.2
2) Intersegment			0		
Operating Expenses	149,454	105.2	146,751	106.6	1.8
Operating Profit (Δ loss)	Δ 7,376	Δ 5.2	Δ 9,035	Δ 6.6	18.4
Total					
Net Sales	575,029	100.0	689,911	100.0	Δ 16.7
1) Unaffiliated customers	575,029		689,911		Δ 16.7
2) Intersegment			0		
Operating Expenses	617,123	107.3	633,588	91.8	Δ 2.6
Operating Profit (Δ loss)	Δ 42,094	Δ 7.3	56,323	8.2	--

2) Geographical segment information

(Millions of yen)

Year / Location	April 1, 2001 - March 31, 2002		April 1, 2000 - March 31, 2001		Increase or Decrease Ratio (%)
	Amount	Ratio of operating to net-sales	Amount	Ratio of operating to net-sales	
Japan					
Net Sales	328,322		459,685		Δ 28.6
Operating profit (Δ loss)	Δ 31,624	Δ 9.6	39,504	8.6	--
North and South America					
Net Sales	105,804		136,342		Δ 22.4
Operating profit (Δ loss)	Δ 12,712	Δ 12.0	Δ 1,394	Δ 1.0	--
Europe					
Net Sales	79,329		100,258		Δ 20.9
Operating profit (Δ loss)	Δ 3,184	Δ 4.0	2,236	2.2	--
Asia, other					
Net Sales	268,492		299,015		Δ 10.2
Operating profit (Δ loss)	1,700	0.6	20,982	7.0	Δ 91.9
Elimination of intersegment transactions					
Net Sales	206,918		305,389		
Operating profit	Δ 3,726		5,005		
Total					
Net Sales	575,029		689,911		Δ 16.7
Operating profit (Δ loss)	Δ 42,094	Δ 7.3	56,323	8.2	--

Net Sales are classified by origins of sales (a location of shipment) and includes intersegment transactions.

3) Sales by area

Year / Area	April 1, 2001 - March 31, 2002		April 1, 2000 - March 31, 2001		Increase or Decrease Ratio (%)
	(¥Mil.)	(%)	(¥Mil.)	(%)	
North and South America	113,346	19.7	131,219	19.0	Δ 13.6
Europe	80,027	13.9	101,018	14.6	Δ 20.8
Asia, other	216,744	37.7	235,584	34.2	Δ 8.0
Total of Overseas Sales	410,117	71.3	467,821	67.8	Δ 12.3
Japan	164,912	28.7	222,090	32.2	Δ 25.7
Net Sales on a Consolidated Basis	575,029		689,911		Δ 16.7

Net sales of sales by area are classified based on the area of purchasers.

9. Market Price Information concerning Marketable Securities

(Millions of yen)

	Acquisition cost	Total unrealized gross profit held	Total unrealized gross loss held	Fair Value
As at March 31, 2002				
Stocks	4,389	596	--	4,985
Debt securities	3,274	24	--	3,298
Total	7,663	620	--	8,283
As at March 31, 2001				
Stocks	3,903	35	592	3,346
Debt securities	2,851	32	--	2,883
Total	6,754	67	592	6,229

(Note) Market prices, etc. of securities do not include those of unlisted shares.

10. Contract Price of Derivative Transactions and Market Prices

(Millions of yen)

Year / Types of Securities	As at March 31, 2002		
	Contract Price	Balance Sheet Value	Fair Value
<Derivatives>			
Forward exchange contracts	7,576	Δ 59	Δ 59
Currency swap contracts and interest rate and currency swap contracts for investment, etc. into subsidiaries	13,268	Δ 315	Δ 315

(Millions of yen)

Year / Types of Securities	As at March 31, 2001		
	Contract Price	Balance Sheet Value	Fair Value
<Derivatives>			
Forward exchange contracts	16,264	Δ 336	Δ 404
Currency option contracts			
for buying	26,019	Δ 22	Δ 22
for selling	18,585	Δ 1,055	Δ 1,055
Currency swap contracts and interest rate and currency swap contracts for investment, etc. into subsidiaries	20,323	Δ 481	Δ 566

6) Settlement of Non-Consolidated Accounts

1. Summary of Business Results

(Millions of yen)

Items \ Year	April 1, 2001 - March 31, 2002		April 1, 2000 - March 31, 2001		Increase or Decrease
	Amount	Ratio (%)	Amount	Ratio (%)	Ratio (%)
Net Sales	317,811	100.0	457,676	100.0	Δ 30.6
Operating Profit (Δ loss) (Ratio to Net sales)	Δ 8,507	Δ 2.7	26,084	5.7	--
Recurring Profit (Ratio to Net sales)	7,580	2.4	50,081	10.9	Δ 84.9
Net Earnings (Δ loss) (Ratio to Net sales)	Δ 3,794	Δ 1.2	8,739	1.9	--
Net Earnings (Δ loss) per Share	Δ 28.55 yen		65.62 yen		
Year-End Dividend per Share	20.00 yen		30.00 yen		

(Notes)
1) Any amount less than one million is disregarded. The same is hereinafter applied.
2) Net earnings per share (Δ loss) is calculated on the basis of the average number of shares in issue during the year.
3) Net earnings per share (Δ loss) is calculated excluding the number of treasury stock for the business year under review.

2. Sales Breakdown

(Millions of yen)

Items \ Year	April 1, 2001 - March 31, 2002		April 1, 2000 - March 31, 2001		Increase or Decrease
	Amount	Ratio (%)	Amount	Ratio (%)	Ratio (%)
Electronic materials & components	271,775	85.5	398,145	87.0	Δ 31.7
Electronic materials	125,456	39.5	182,503	39.9	Δ 31.3
Electronic devices	78,623	24.7	115,348	25.2	Δ 31.8
Recording Devices	51,749	16.3	77,701	17.0	Δ 33.4
Semiconductors & others	15,946	5.0	22,592	4.9	Δ 29.4
Recording media & systems	46,036	14.5	59,531	13.0	Δ 22.7
Total	317,811	100.0	457,676	100.0	Δ 30.6
Overseas Sales (included in the total)	163,839	51.6	237,800	52.0	Δ 31.1

3. Non-Consolidated Statements of Earnings

(Millions of yen)

Items \ Year	April 1, 2001 - March 31, 2002		April 1, 2000 - March 31, 2001		Increase or Decrease
	Amount	Ratio (%)	Amount	Ratio (%)	Ratio (%)
Recurring Profit and Loss:					
Operating profit and loss:					
Operating income:					
Net sales	317,811	100.0	457,676	100.0	Δ 30.6
Operating expenses:	(326,318)	(102.7)	(431,592)	(94.3)	Δ 24.4
Cost of sales	267,053		364,586		
Selling, general and administrative expenses	59,265		67,006		
Operating profit (Δ loss):	Δ 8,507	Δ 2.7	26,084	5.7	--
Non-operating profit and loss:					
Non-operating income:	(17,897)	(5.6)	(27,833)	(6.1)	Δ 35.7
Interest and dividend income	13,212		23,223		
Other non-operating income	4,684		4,610		
Non-operating expenses:	(1,810)	(0.5)	(3,836)	(0.9)	Δ 52.8
Interest paid	104		73		
Exchange loss	379		1,043		
Other non-operating expenses	1,326		2,718		
Recurring profit:	7,580	2.4	50,081	10.9	Δ 84.9
Extraordinary Profit and Loss:					
Extraordinary profit:	(365)	(0.1)	(16,399)	(3.6)	Δ 97.8
Profit on sale of investment securities	47		1,072		
Gain from the establishment of a trust for retirement benefits	--		15,245		
Reversal of allowance for doubtful accounts	291		--		
Other extraordinary profit	26		81		
Extraordinary loss:	(16,718)	(5.3)	(54,025)	(11.8)	Δ 69.1
Loss on disposal of fixed assets	1,048		2,566		
Loss from devaluation of investment securities	326		87		
Difference resulting from a change in accounting standard applied to retirement benefits	--		49,889		
Loss resulting from devaluation of shares of subsidiaries	264		1,342		
Extraordinary loss on business structural reform	14,891		--		
Other extraordinary loss	188		140		
Net earnings (Δ loss) before income taxes:	Δ 8,772	Δ 2.8	12,455	2.7	--
Corporate tax, resident tax and enterprise tax	55		19,933		
Refunded corporate taxes	Δ 994		--		
Adjustment for corporate tax, etc.	Δ 4,039		Δ 16,218		
Net earnings (Δ loss) for the current business year:	Δ 3,794	Δ 1.2	8,739	1.9	--
Retained earnings brought forward	30,481		29,848		
Interim dividends	3,985		3,990		
Unappropriated retained earnings for the current business year:	22,700		34,597		

(Notes)

(1)	Sales to subsidiaries:	¥169,642 million
(2)	Purchases from subsidiaries:	¥142,916 million
(3)	Non-operating transactions with subsidiaries:	¥6,782 million
(4)	Amount of depreciation made during the year under review:	¥25,272 million

4. Non-Consolidated Balance Sheets

(Millions of yen)

ASSETS					
Items / Year	Current Year (As at March 31, 2002)		Preceding Year (As at March 31, 2001)		Increase or Decrease Ratio (%)
	Amount	Ratio (%)	Amount	Ratio (%)	
Current Assets:	208,854	40.0%	271,504	47.8%	Δ 23.1%
Cash on hand and in banks	50,673		28,072		
Trade receivables - notes	5,179		10,031		
Trade receivables - accounts	74,825		96,677		
Securities	--		25,042		
Products	11,936		18,558		
Raw materials and supplies	7,541		10,668		
Work in process	9,981		13,268		
Advance payments	6,979		7,933		
Accrued income taxes	2,867		--		
Deferred tax assets	1,516		3,438		
Short-term loan receivables	31,950		50,309		
Other current assets	5,673		8,109		
Allowance for doubtful accounts	Δ 270		Δ 606		
Fixed Assets:	313,286	60.0	296,928	52.2	5.5
Tangible Fixed Assets:	139,109	26.6	139,660	24.6	Δ 0.4
Buildings and structures	46,899		50,114		
Machinery and equipment	60,159		51,974		
Vehicles, tools, furniture and fixtures	5,727		5,998		
Land	16,511		15,441		
Construction in progress	9,811		16,130		
Intangible fixed assets:	3,687	0.7	3,339	0.6	10.4
Investments, etc.:	170,489	32.7	153,928	27.0	10.8
Investment securities	8,267		6,609		
Investment in subsidiaries	106,472		105,524		
Long-term loans receivable	25,630		15,353		
Long-term prepaid expenses	4,642		3,953		
Long-term deferred tax assets	24,509		18,698		
Treasury stocks	--		2,664		
Other investments	1,709		1,939		
Allowance for doubtful accounts	Δ 741		Δ 813		
Total Assets	522,140	100.0	568,432	100.0	Δ 8.1

(Notes)

(1) Accumulated amount of depreciation of tangible fixed assets ¥244,789 million
(2) Balance at the end of the year of guarantee liabilities ¥8,146 million

(Millions of yen)

LIABILITIES AND STOCKHOLDERS' EQUITY

Items / Year	Current Year (As at March 31, 2002)		Preceding Year (As at March 31, 2001)		Increase or Decrease
	Amount	Ratio (%)	Amount	Ratio (%)	Ratio (%)
Current Liabilities:	73,308	14.0	105,192	18.5	Δ 30.3
Trade payables - accounts	35,999		52,060		
Accounts payable	21,109		9,554		
Corporate tax, etc. payable	--		13,384		
Accrued expenses	8,985		12,083		
Deposit received	6,625		15,955		
Other current liabilities	587		2,154		
Fixed Liabilities:	22,392	4.3	21,578	3.8	3.8
Reserve for retirement benefits	21,803		21,008		
Reserve for retirement grants for officers	589		569		
Total Liabilities	95,701	18.3	126,770	22.3	Δ 24.5
Paid-in Capital:	32,641	6.3	32,641	5.7	--
Statutory Reserves:	67,417	12.9	67,417	11.9	--
Additional paid-in capital	59,256		59,256		
Legal reserve	8,160		8,160		
Other retained earnings:	329,838	63.2	341,687	60.1	Δ 3.5
Special depreciation reserve	1,084		1,037		
Other reserve	306,053		306,053		
Unappropriated retained earnings for the current business year	22,700		34,597		
(Net earnings or net loss (Δ) for the current business year)	(Δ 3,794)		(8,739)		
Other difference resulting from evaluation of securities:	133		Δ 85	--	--
Treasury stock:	Δ 3,592		--		--
Total Stockholders' equity	426,439	81.7	441,662	77.7	Δ 3.4
Total Liabilities and Stockholders' Equity	522,140	100.0	568,432	100.0	Δ 8.1

(5) Principal Accounting Principles and Procedures

1. Method of valuation and valuation basis of inventories

   (a) Products, goods and work in progress:
   The lower of cost or market value method on the basis of periodic average method.

   (b) Raw materials and supplies:
   The lower of cost or market value method on the basis of the monthly moving average cost method.

2. Method of evaluation and evaluation basis of securities

   (a) Shares of subsidiaries and affiliates:
   The cost method on the basis of moving average cost method

   (b) Other securities
   Marketable securities:
   Market price method based on the fair market price as of the end of the business year (any balance resulting from evaluation of securities shall directly be entered into capital account, while any cost of sales of marketable securities shall be calculated based on a moving average cost method).

   Non-marketable securities:
   The cost method on the basis of the moving average cost method.

3. Method of evaluation and evaluation basis of derivatives:
   The market price method

4. Method of depreciation of fixed assets

   (a) Tangible fixed assets:
   Depreciation of buildings (other than facilities attaching to the buildings) is computed using the straight-line method, and property other than buildings is computed using the declining balance method.

(b) Intangible fixed assets:
Depreciation of intangible fixed assets is computed using the straight-line method.
Software is computed using the straight-line method based on the utilizable period (5 years) within the Company.

5. Accounting standard for appropriation of important reserves

(a) Reserve for retirement benefits:
It is stated at such an amount based on the estimated value of the liabilities for retirement benefits and pension fund as at March 31, 2002 for the future payment of retirement benefits payable to employees.

(b) Reserve for retirement grants for officers:
It is stated an amount to be required at the end of the business year for the preparation of the payment of retirement grants to retiring officers in accordance with the internal regulations of the Company. It is a reserve as prescribed for in Article 287-2 of the Commercial Code of Japan.

(c) Allowance for doubtful accounts:
It is stated at such an amount as estimated based on the past experience for bad debt ratio with respect to doubtful accounts in general, but such an amount as deemed necessary in consideration of an individual estimate on possibility of collection with respect to doubtful accounts.

6. Method of accounting for lease transactions:

Finance leases, except for those in which ownership is deemed to be transferred to the lessee, are accounted for as operating leases, that is, the rental of property.

7. Method of accounting consumption tax. etc.:

No consumption tax and local consumption tax are included in the financial statements.

(Additional Information)

(Treasury stock)

"Treasury stock", which was entered in the category of assets in the preceding business year, is entered at the end of the stockholders' equity category as deductions from assets for the business year under review.

6. Appropriation of Profits (Proposal)

(Millions of Yen)

Items / Year	April 1, 2001 - March 31, 2002	April 1, 2000 - March 31, 2001
Unappropriated retained earnings	22,700	34,597
Reversal of special depreciation reserve	231	209
Total	22,932	34,807
We propose the above profit will be disposed as follows:		
Total appropriation		
Proposed year-end dividends	2,657	3,990
	(¥20 per share)	(¥30 per share)
Bonus to Directors and Corporate Auditors	--	78
Special depreciation reserve	184	257
Total	2,841	4,326
Balance carried forward	20,090	30,481

7. Lease transactions

Finance lease transactions other than those in which the ownership to the leased property is deemed to have been transferred to the lessor:

1) Acquisition cost of the leased property, accumulated depreciation and the balance as at March 31, 2002:

(Millions of yen)

Year / Item	April 1, 2001 – March 31,2002			April 1, 2000 – March 31,2001		
	Acquisition cost	Accumulated depreciation	Balance as at the period	Acquisition cost	Accumulated depreciation	Balance as at the period
Machine and equipment	--	--	--	11	10	0
Vehicle, tool, equipment and fixtures	3,313	1,601	1,712	3,440	1,450	1,990
Total	3,313	1,601	1,712	3,452	1,460	1,991

(Note) Acquisition cost is calculated with interest payables included since its ratio in fixed tangible assets as at March 31, 2002 is low.

2) The balance of lease payment for the future period:

(Millions of yen)

Year / Classification		April 1, 2001 - March 31, 2002	April 1, 2000 - March 31, 2001
Less than one year		696	721
More than one year		1,015	1,269
Total		1,712	1,991

The lease payment for the future period is calculated with interest payables included since its ratio in fixed tangible assets as at March 31, 2002 is low.

3. Lease paid and depreciation cost:

(Millions of yen)

Year / Classification		April 1, 2001 - March 31, 2002	April 1, 2000 - March 31, 2001
Lease paid		821	809
Depreciation cost		821	809

4. Method of depreciation:

The lease period is the years of use and the straight-line method is applied with the balance value being zero.

7) Change in Directors and Corporate Auditors (to be effective from June 27, 2002)

(1) Candidates for Director to be newly elected (mark "*" represents an outside Director)

Mitsuaki Konno (General Manager, Management Review & Support Dept.) to assume the office of Corporate Officer
Yasuhiro Hagihara * (Partner, Attorney-at-law, SQUIRE, SANDERS & DEMPSEY L.L.P. **Gaikoku Jimu Bengoshi Jimusho**)

(2) Resigning Directors

Shunjiro Saito (Executive Vice President, in charge of Technology)
Joichiro Ezaki (Executive Managing Director, in charge of Thin-Film technology)
to assume the office of Senior Executive Vice President
Suguru Takayama (Executive Director, in charge of Patent & Licensing)
Takeshi Ohwada (Executive Director, General Manager, SCM Group)
to assume the office of Corporate Senior Executive Officer
Yoshinori Hashimoto (Executive Director, in charge of Head products)
Kiyoshi Ito (Executive Director, General Manager, Circuit Devices Business Group)
to assume the office of Senior Executive Vice President
Katsuhiro Fujino (Executive Director, General Manager, Ferrite & Magnetic Products Business Group)
to assume the office of Corporate Senior Executive Officer

(Supplement)

Ratio of Results on a Consolidated Basis to Results on a Non-Consolidated Basis

	The year under review	The previous year
Net Sales	1.8	1.5
Operating Profit	--	2.2
Earnings before income taxes	--	5.2
Net Earnings	--	5.0

Exchange rates used for conversion

Items \ Year	April 1, 2001 - March 31, 2002		April 1, 2000 - March 31, 2001	
	¥/US$	¥/Euro	¥/US$	¥/Euro
(Sales)	124.98	110.44	110.51	100.36
(The end of the period)	133.25	116.14	123.90	109.33

NON-CONSOLIDATED

(Millions of yen)

Items \ Year	April 1, 2001 - March 31, 2002		April 1, 2000 - March 31, 2001		Increase or decrease Ratio (%)
	Amount	Ratio to Sales (%)	Amount	Ratio to Sales (%)	
Investment in facilities	34,563	--	35,952	--	Δ 3.9
Depreciation expenses	25,272	8.0	25,056	5.5	0.9
Research and development expenses	26,776	8.4	26,670	5.8	0.4
Result of financial operation	13,108		23,149		Δ 43.4
Number of employees (as at March 31, 2000)	7,168		7,314		

CONSOLIDATED

(Millions of yen)

Items \ Year	April 1, 2001 - March 31, 2002		April 1, 2000 - March 31, 2001		Increase or decrease Ratio (%)
	Amount	Ratio to Sales (%)	Amount	Ratio to Sales (%)	
Investment in facilities	58,777	--	99,452	--	Δ 40.9
Depreciation expenses	61,920	10.8	63,579	9.2	Δ 2.6
Research and development expenses	38,630	6.7	36,970	5.4	4.5
Result of financial operation	769		4,599		Δ 83.3
Number of employees (as at March 31, 2002)	32,249		37,251		
Ratio of overseas production	53.4%		56.5%		

Overseas sales by division

(Millions of yen)

Items \ Year	April 1, 2001 - March 31, 2002		April 1, 2000 - March 31, 2001		Increase or decrease Ratio (%)
	Amount	Ratio to Sales (%)	Amount	Ratio to Sales (%)	
Electronic materials & components:	305,840	53.2	375,327	54.4	Δ 18.5
Electronic materials	116,275	20.2	148,455	21.5	Δ 21.7
Electronic devices	55,234	9.6	83,545	12.1	Δ 33.9
Recording devices	124,298	21.6	124,243	18.0	--
Semiconductors and Others	10,033	1.8	19,084	2.8	Δ 47.4
Recording media & systems	104,277	18.1	92,494	13.4	12.7
Overseas Sales	410,117	71.3	467,821	67.8	Δ 12.3

[Translation]

NOTICE OF RESOLUTIONS OF
THE MEETING OF THE BOARD OF DIRECTORS
REGARDING THE SETTLEMENT OF ACCOUNTS

To: Tokyo Stock Exchange
Mr. Masaaki Tsuchida
President

May 8, 2002

TDK Corporation (seal)
Hajime Sawabe (seal)
President and Representative Director

(Securities Code No.: 6762
Section of the Tokyo Stock Exchange: the 1st Section)
(Date of the Settlement of Accounts: March 31)
(Whether or not the system to pay interim dividends
has been provided for in the Articles of Incorporation: Provided)

1. Date of the meeting of the Board of Directors to Approve the Settlement of Account: May 8, 2002

2. Date of the Ordinary General Meeting of Stockholders: June 27, 2002

3. Place at which the Ordinary General Meeting of Stockholders is held: Technical Center of TDK Corporation
15-7, Higashi-Ohwada 2-chome, Ichikawa-shi, Chiba Prefecture

4. Agenda of the Ordinary General Meeting of Stockholders:

Matters to be Reported:	Report on the balance sheet as of March 31, 2002 and the business report and the statement of earnings for the 106th business term (from April 1, 2001 to March 31, 2002)
Matters to be Resolved:	
First Item:	Approval of proposal for appropriation of profits for the 106th business term
Second Item:	Partial amendments to the Articles of Incorporation
Third Item	Acquisition of own shares, in order to utilize such shares to a stock-option plan for Directors and certain employees of the Company
Fourth Item:	Election of Directors
Fifth Item:	Issuance of stock acquisition rights, in order to grant such shares to Directors, Officers and certain employees of the Company
Sixth Item:	Revision of amounts of remuneration to Directors as a group
Seventh Item:	Revision of amounts of remuneration to Corporate Auditors as a group
Eighth Item:	Presentation of retirement grants to the resigning Directors

5. Proposal, etc. of the settlement of accounts for the business term ended March 31, 2002: See the full context of the abbreviated notice regarding the settlement of accounts on a consolidated basis and a non-consolidated basis for the year ended March 31, 2002.

- End -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934,the registrant has duly Caused this to be signed on its behalf by the undersigned thereunto duly authorized.

TDK Corporation

(Registrant)

May 8,2002

BY:

Shigeo Fukumass
General Manager
of General Affairs Dept.